Exhibit 99.1

Seadrill Limited (SDRL) - Second quarter 2019 results

Hamilton, Bermuda, August 20, 2019 - Seadrill Limited (“Seadrill” or “the Company”) (NYSE:SDRL, OSE:SDRL), a world leader in offshore drilling, announces its second quarter results for the period ended June 30, 2019.

Highlights

•	Solid operational performance in the quarter with 96% economic utilization[1]

•	Revenue up 6% at $321 million with increasing reimbursable revenues

•	Operating Loss of $73 million

•	Adjusted EBITDA[2] of $69 million

•	Reported net loss of $206 million equivalent to net loss per share of $2.03

•	Total cash of $1.5 billion following completion of the Senior Secured Notes tender offer

•	Order backlog of $1.9 billion as at 30 June 2019

Financial Highlights	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q2 2019	Q1 2019	% Change
Total Operating Revenue	321	302	6%
Adjusted EBITDA[2]	69	72	(4)%
Adjusted EBITDA Margin (%)	21.5%	23.8%	(2)%
Operating Loss	(73)	(71)	(3)%
Net Loss	(206)	(296)	30%
Net Loss per Share	(2.03)	(2.95)	31%

Subsequent Event

Since the end of the second quarter, Seadrill and GDI entered into a 50:50 joint venture, Gulfdrill, which will initially manage and operate five premium jack-ups in Qatar with Qatar Petroleum. The five contracts will commence during 2020 and run into 2023 & 2024. The total contract value is expected to be $656 million (including mobilization fees). The contracts have options which could add up to $700 million in additional total contract value. Gulfdrill will initially bareboat charter the West Telesto and West Castor from Seadrill and has secured bareboat charters for three additional units from a third-party shipyard.

Anton Dibowitz, CEO, commented:

“Operationally we performed well for our customers in the quarter, maintaining a high level of utilization across the active fleet and ensuring a safe operating environment for our people.

From a market perspective we continue to see increased tendering activity and a favorable shift in contract terms. While the spot market for short term work remains competitive, rates for longer term work are improving and there are pockets of strength in the harsh environment, high-end ultra deepwater and premium jack-up markets.

We are excited to partner with GDI and grow our presence in an important jack-up market. Gulfdrill will give us the opportunity to improve our access to a significant premium jack-up market and strengthen our relationship with Qatar Petroleum.”

[1]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[2]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

Second Quarter Operating Review

The second quarter status and performance of the group’s owned and managed rig fleet is as follows:

As at June 30, 2019	SDRL	NCE’s and managed rigs[1]	Seadrill Group
Floaters
Operating floaters	8	4	12
Economic utilization	95%	81%	88%
Future contracted	1	4	5
Idle floaters	10	4	14
Total floaters	19	12	31

Jack-ups
Operating jack-ups	9	5	14
Economic utilization	98%	99%	99%
Future contracted	1	n/a	1
Idle jack-ups	6	n/a	6
Total jack-ups	16	5	21

Tender rigs
Operating tender rigs	n/a	2	2
Economic utilization	n/a	99%	99%
Future contracted	n/a	n/a	—
Idle tender rigs	n/a	1	1
Total tender rigs	n/a	3	3

Total operating rigs	17	11	28
Economic utilization	96%	92%	93%
Total future contracted	2	4	6
Total idle rigs	16	5	21
Total rigs	35	20	55

[1]	Seadrill Partners, SeaMex and managed rigs on behalf of NODL and Sonangol

Eight of our wholly owned floaters operated in the second quarter with four operating units commencing new contracts. There were no floaters reactivated and we continue to wait for further improvements in dayrates to justify reactivations. The Sevan Louisiana was removed from the operating fleet while repairs are being performed and returned to work in the third quarter.

Nine of our wholly or majority owned jack-ups operated in the second quarter and one operating unit commenced a new contract at a higher dayrate. Two of our idle jack-ups were reactivated this year and we do not expect further reactivations in 2019.

In addition to our wholly or majority owned units, we manage rigs for Seadrill Partners, SeaMex, Northern Drilling and Sonangol where we own a minority stake or no stake. Managed units are not consolidated into our financial statements, however we recognize costs incurred managing these units in operating expenses and G&A. These costs plus profit margin are also recognized as reimbursable and other revenues. We expect revenues related to managed units to grow as our Sonadrill and GDI joint ventures increase their operational footprints.

The portion of our operating expenses and G&A that is recharged on a cost plus basis and is recognized in other revenues is broken down as follows:

Figures in USD million, unless otherwise indicated	Q2 2019		Q1 2019
	Operating Expenses	G&A	Operating Expenses	G&A
Seadrill Limited	(168)	(22)	(188)	(23)
Managed Rigs	(14)	(8)	(11)	(8)

Total	(182)	(30)	(199)	(31)

Second Quarter Financial Review

Abbreviated Income Statement

Figures in USD million, unless otherwise indicated	Q2 2019	Q1 2019
Total operating revenues	321	302
Total operating expenses	(397)	(399)
Other operating income	3	26

Operating loss	(73)	(71)

Total financial items and other expense, net	(163)	(207)
Income tax benefit/(expense)	30	(18)

Net loss	(206)	(296)

Adjusted EBITDA	69	72

Revenues were $321 million for the second quarter (1Q19: $302 million). The increase was primarily due to reimbursable revenues, for which there is a corresponding increase in reimbursables expenses, relating to delivery and operations preparation for the West Mira, managed on behalf of Northern Drilling and the Libongos and Quenguela, managed on behalf of Sonangol. Excluding reimbursables, revenues were broadly flat compared to 1Q19. The West Gemini, West Phoenix, West Hercules and West Telesto working at higher dayrates, West Castor operating for a full quarter and generally higher utilization for our floater fleet were offset by idle time between contracts.

Total operating expenses were $397 million for the second quarter (1Q19: $399 million). The decrease was primarily due to lower vessel and rig operating expenses related to idle time between contracts and lower spend for moving stacked rigs to lower cost locations, partially offset by the increase in reimbursable expenses mentioned above.

Other operating income of $3 million for the second quarter (1Q19: $26 million) relates to the settlement of a claim dating back to 2014 in respect of the West Elara construction contract which was not recognized as an asset as part of fresh start accounting.

Operating loss was $73 million (1Q19: $71 million) as a result of the movements referred to above.

Adjusted EBITDA for the second quarter was $69 million which was higher than our guidance of $55 million primarily due to the timing of maintenance expenditures.

Total financial and other items resulted in an expense of $163 million in the quarter (1Q19: $207 million). The decrease in the expense was primarily due to movements in the market value of our interest rate cap derivatives, lower interest expense after successfully completing the tender offer for the Senior Secured Notes and lower losses from associated companies, after taking into account the unwind of basis differences (See Appendix II). These were partially offset by a loss on debt extinguishment relating to the premium paid as part of the tender offer for the Senior Secured Notes.

Income tax for the second quarter was a credit of $30 million (1Q19: $18 million expense). The tax credit was primarily due to the release of uncertain tax positions relating to changes in US tax legislation that were recognised in a prior period and a reduction in deferred tax liabilities.

Net loss was $206 million (1Q19: $296 million) resulting in loss per share of $2.03 (1Q19: $2.95).

Abbreviated Balance sheet

Figures in USD million, unless otherwise indicated	Q2 2019	Q1 2019
Cash and restricted cash	1,469	1,902
Other current assets	644	714
Other non-current assets	7,859	7,931

Total assets	9,972	10,547

Current liabilities	575	811
Non-current liabilities	6,827	6,957
Equity and redeemable non-controlling interest	2,570	2,779

Total liabilities, redeemable non-controlling interest and equity	9,972	10,547

Total cash and restricted cash was $1.5 billion (1Q19: $1.9 billion). The decrease was primarily due to the successful completion of the tender offer for the Senior Secured Notes, comprised of $296 million of restricted cash and $46 million of unrestricted cash, and the reclassification of $86 million of unrestricted cash to non-current restricted cash in respect of cash posted with a financial institution as collateral while we appeal a tax ruling in Brazil in respect of periods prior to 2012 (See note 6 in the 6-K). The posting of collateral does not reflect a change in the expected outcome of the case and the uncertain tax position recognized in respect of this appeal was unchanged.

Other current assets were $0.6 billion (1Q19: $0.7 billion). The decrease was due to the amortization of favorable contracts, a decrease in marketable securities related to the carrying value of Seadrill Partners common units and the mark to market valuation of our interest rate cap derivatives. (See Appendix II)

Other non-current assets were $7.9 billion (1Q19: $7.9 billion). The decrease was due to normal depreciation of our drilling units net of capital expenditures and a decrease in investments in associated companies primarily related to the amortization of basis differences (See Appendix II).

Total current liabilities were $0.6 billion (1Q19: $0.8 billion). Current debt was reduced after the successful completion of the tender offer for the Senior Secured Notes and debt repayments made by three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements. This was partially offset by $85 million of secured bank debt which became current related to amortization payments scheduled in Q2 2020, which we have the ability to defer.

Total non-current liabilities were $6.8 billion (1Q19: $7.0 billion). The decrease was primarily due to the corresponding movement from long-term debt to current and the reduction in an uncertain tax position, both described above.

Total equity and redeemable non-controlling interest was $2.6 billion (1Q19: $2.8 billion), primarily reflecting the net loss for the quarter.

Abbreviated Cash Flow Statement

Net cash used by operating activities for the three month period ended June 30, 2019 was $85 million (1Q19: $99 million cash used).

Net cash used in investing activities was $13 million (1Q19: $2 million cash provided) as capital expenditures on our drilling units were partially offset by the portion of the West Vela dayrate received from Seadrill Partners.

Net cash used in financing activities was $339 million (1Q19: $4 million) reflecting the successful completion of the tender offer for the Senior Secured Notes and repayment of bank debt made by three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements.

Net cash used in the second quarter was $433 million resulting in total cash of $1.5 billion as at June 30, 2019 (1Q19:$1.9 billion).

Capital Structure and Liquidity

Total cash of $1.5 billion was comprised of $1.3 billion of unrestricted cash and $218 million of restricted cash. Total restricted cash was comprised of $132 million primarily related to a guarantee facility for certain drilling contracts and the $86 million posted as collateral whilst we appeal the Brazilian tax ruling.

The first scheduled amortization installments under our secured bank facilities start in Q1 2020. Under the terms of the bank financing agreements we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election facility or “ACE”) up to 120 days before such payment becomes due. The deferred amortization then becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer the first five quarters of amortization.

Order Backlog

Order Backlog at June 30, 2019 was approximately $1.9 billion of which approximately $450 million is expected to be consumed in the remainder of 2019.

Figures in USD billion at	June 30, 2019	March 31, 2019	December 31, 2018
Quarter end Order Backlog[1]	1.9	2.0	2.1

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities. Refer to our annual report on Form 20-F for further guidance.

During the second quarter we added approximately $160 million in backlog related to the following contracts:

•	The West Gemini was extended into August 2019 in Angola. Total additional contract value is expected to be approximately $16 million.

•

The West Gemini secured a nine well contract with three options, each for two wells, in West Africa. Total contract value for the firm portion of the contract is expected to be approximately $84 million with commencement expected Q4 2019 and running through Q1 2021.

•

The West Telesto secured a six well contract with two options, each for one well, in Malaysia. Total contract value for the firm portion of the contract is expected to be approximately $19 million with commencement expected in June 2019 and running through December 2019.

•	The West Carina secured a one well contract with Petronas in Brunei. Total contract value is expected to be approximately $10 million with commencement expected in June and running through July 2019.

•	The West Callisto secured a one month extension with Saudi Aramco that runs until September 2019. Total additional contract value is expected to be approximately $2 million.

•	Equinor exercised three options for the West Hercules in Norway that run through Q1 2020. Total additional contract value is expected to be approximately $33 million.

Since the end of the second quarter, we added approximately $14 million in backlog related to the following contracts:

•	The AOD II secured a three month extension with Saudi Aramco that runs until October 2019. Total additional contract value is expected to be approximately $10 million.

•	The West Callisto secured a two month extension with Saudi Aramco. Total additional contract value is expected to be approximately $4 million.

Trading Outlook and Guidance for Third Quarter

Tendering activity continues to improve in the floater market. The spot market for short term work remains competitive and rates for longer term work are improving. While we see improving trends in the forward market, rates for work in 2019 and 2020 do not justify reactivations and we will continue to be disciplined about adding supply to the market. The overall utilization for marketed units remains stable at around 80% and there are pockets of strength in the markets for harsh environment units and high end ultra deepwater drillships with marketed utilization approaching 90%. The improvements in forward pricing and utilization are leading indicators that the recovery is progressing, and we believe benign environment floater fixtures made in 2018 marked the low point.

Similarly, we see improving trends in the premium jack-up market with marketed utilization above 80% and rates trending towards $100k per day, primarily driven by activity in the Middle East. Rate and utilization bifurcation between premium and standard jack-up units continues. We expect the preference for premium units to continue and result in further attrition of standard jack-ups. While we are committed to continuing our disciplined approach to jack-up reactivations, we believe there are near term opportunities for some of our idle units.

For the Third Quarter 2019 we expect Adjusted EBITDA to be in the range of $70 million to $75 million.

Non-Consolidated Entities:

In addition to owning and operating our offshore drilling units, we have four other material investments that are not consolidated and which are recognized as either Marketable Securities or Investments in Associated Companies:

Seadrill Partners

Through a combination of ownership methods, we have an economic interest in Seadrill Partners of approximately 65%. Seadrill Partners owns and operates 8 ultra deepwater drilling units and 3 tender rigs. Revenues for the second quarter were $179 million and adjusted EBITDA was $80 million. As at June 30, 2019 it had backlog of $697 million, cash and cash equivalents of $712 million and total debt of $3.0 billion.

SeaMex Limited

We own 50% of SeaMex Limited, a joint venture with Fintech. It owns and operates 5 jack-up drilling units located in Mexico which are all on contract with Pemex and conclude between 2021 and 2023. Revenues for the second quarter were $60 million and EBITDA was $34 million. As at June 30, 2019, it had backlog of $1.0 billion, total cash of $121 million, bank debt of $262 million and two loans, including interest, from Seadrill totaling approximately $409 million.

Seabras Sapura

We own 50% of Seabras Sapura, a joint venture with Sapura Energy, that owns and operates 6 pipe-laying service vessels in Brazil that are all on contract with Petrobras and conclude between 2019 to 2024. Revenues for the second quarter were $121 million and EBITDA was $75 million. As at June 30, 2019 it had backlog of $1.5 billion, total cash of $226 million and bank debt of $748 million.

Archer Limited

We own a 15.7% stake in Archer, a global oilfield service company that specializes in drilling and well services. Revenues for the second quarter were $236 million and EBITDA was $24 million. As of June 30, 2019, it had total cash of $51 million and debt of $588 million. We have a subordinated convertible loan which matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share.

Gulfdrill

Seadrill and GDI have entered into a 50:50 joint venture, Gulfdrill, which will initially manage and operate five premium jack-ups in Qatar with Qatar Petroleum commencing in 2020. The five firm well based contracts will have staggered commencements throughout 2020 with initial terms concluding in 2023 & 2024 respectively. The total contract value is expected to be $656 million (including mobilization fees). Each contract has five single well options which could add up to an estimated 13.7 cumulative years of term and an additional contract value of $700 million. Gulfdrill will initially bareboat charter the West Telesto and West Castor from Seadrill and has secured bareboat charters for three additional units from a third-party shipyard.

As part of the Seadrill restructuring process, cross default risk between Seadrill Limited and its non-consolidated entities referred to above was eliminated. The interests in these assets have been pledged as security to the senior secured notes and we believe have significant collateral value. We remain focused on retiring the senior secured notes to release this value.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2018 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.”

August 20, 2019

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Stuart Jackson:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0)208 8114702

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q3 2019 Guidance Range	Q2 2019	Q1 2019
Operating loss	(75) to (70)	(73)	(71)
Depreciation	107	104	108
Amortization of favorable and unfavorable contracts	38	38	35

Adjusted EBITDA	70 to 75	69	72

Appendix II - Amortization profile as at Q2 2019

(In $ million)	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Amortization of intangible contracts	(38)	(23)	(1)	—	—	—
Unwinding of basis differences	(20)	(14)	(13)	(13)	(13)	(4)
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(11)

(In $ million)	2020	2021	2022	2023	2024	Thereafter	Total
Amortization of intangible contracts	(1)	(1)	(1)	(1)	(1)	(21)	(26)
Unwinding of basis differences	(43)	(1)	12	37	63	1,183	1,251
Amortization of debt fair value discount	(47)	(47)	(47)	(33)	(18)	(19)	(211)